UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 3, 2009

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
26 May 2009

To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Notice of Dividend and AGM Dates
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

The proposed dates (1) for the 2009 Final Dividend and 2009 Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc are as follows:

2009 Final Dividend
Preliminary Results Announcement and Dividend Declaration	12 August 2009
Last day to trade on JSE Limited	28 August 2009
Ex-Dividend Date (Australian & Johannesburg stock exchanges)	31 August 2009
Ex-Dividend Date (London & New York stock exchanges (2))	2 September 2009
Record Date (3) (including currency conversion and currency election dates)	4 September 2009
Payment Date	25 September 2009

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will transfers between the UK register and the South African register be permitted, between the dates of 31 August and 4 September 2009.

2009 Annual General Meetings (AGM)

The 2009 AGM of BHP Billiton Plc will be held in London on Thursday, 29 October 2009 at 11.00am.

The 2009 AGM of BHP Billiton Limited will be held in Brisbane on Thursday, 26 November 2009 at 10.30am.

Jane McAloon

Group Company Secretary

(1) Dates are subject to change.

(2) BHP Billiton Limited and BHP Billiton Plc shares are listed on the NYSE in the form of American Depository Receipts (ADR's).

(3) Any election to change the currency in which the dividend is paid must be received no later than the close of business on this date (note - this has changed from the 2009 Interim Dividend where the currency conversion and currency election dates were two days prior to Dividend Declaration).

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 June 2009	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary